Exhibit 99.1
Qiao Xing Mobile Reports Third Quarter 2007 Financial Results
Third Quarter 2007 Highlights1:
²	Revenue was RMB832 million (US$111 million), an increase of 28.3% from the corresponding period of 2006.

²	Handset shipments were approximately 1.15 million units, an increase of 116% from the third quarter of 2006 and 8.6% from the second quarter of 2007.

²	The gross margin was 26.4%, compared to 23.3% in the third quarter of 2006 and 33.5% in the previous quarter.

²	Net income before extraordinary items was RMB133 million (US$17.8 million), representing a 19.6% increase from the corresponding period of 2006 and a 21.2% decrease from the previous quarter.

²	Basic and diluted earnings per share (“EPS”) before extraordinary items were both RMB2.54 (US$0.34).
Beijing, China (Nov 16, 2007) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd. (“CECT”), today announced its unaudited results for the third quarter ended September 30, 2007.
Commenting on the results, Dr. David Li, Chief Executive Officer of Qiao Xing Mobile said, “We had a good third quarter where we set another record for unit shipments due to continued strong sales of our ultra long standby series and new models such as the T100, C1200 and C6000. Our newest high-end, high-security handset — the T100 — reached a sales volume of more than 180,000 units, which helped partially offset the price reduction in some of our older models. We were also able to take advantage of our business model that features an extensive nationwide distribution network to maintain volume growth. As a result, we were able to maintain our industry-leading margins and sustain our momentum as we head into what we believe will be a more buoyant fourth quarter.”
3Q Financial Review
Revenues were RMB832 million (US$111 million) in the third quarter of 2007, an increase of 28.3% from RMB648 million in the third quarter of 2006, and a slight decrease of 1.5% from RMB844 million in the second quarter of 2007. The significant increase compared to last year was primarily due to higher handset shipments. The decrease from the second quarter of 2007 was due to a price reduction of old models, which was partially offset by higher sales of the Company’s new high margin C6000 and T100 models.
Handset shipments in the third quarter of 2007 were approximately 1,146,000 units, an increase of 116% compared to approximately 531,000 units in the third quarter of 2006 and an increase of 8.6% compared to approximately 1,055,000 units in the second quarter of 2007. The growth in handset shipments in the third quarter of 2007 was primarily due to an increase in the sales of the Company’s ultra-long standby C-series handsets and the T100 information security handset. The Company sold approximately 387,000 units of the C1000+ model, 147,000 units of the C2000 model and 182,000 units of the T100 model in the third quarter of 2007. The Company’s new C1200 and C6000 models also sold very well in the third quarter, though wide-scale distribution of the two models

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into United States dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.4928 to US$1.00, the effective noon buying rate as of September 28, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts referred to in this announcement could have been or could be converted into U.S. dollars at any particular rate or at all.

only started in September. The fourth quarter should see a full three months of unit sales consolidated in the financial results.
The average selling price (“ASP”) of handsets decreased to RMB716 (US$96) in the third quarter of 2007, compared to RMB1,202 in the third quarter of 2006 and RMB795 in the second quarter of 2007. The drop was primarily due to a decrease in the price of older handset models, including the C1000 and C1000+ ultra-long standby handsets. However, the decrease was offset by the launch of the Company’s higher-end C6000 ultra-long standby handset and the T100 information security handset during the third quarter of 2007.
The gross profit was RMB220 million (US$29.3 million) in the third quarter of 2007 (26.4% of revenues), which was an increase from a gross profit of RMB151 million (23.3% of revenues), in the third quarter of 2006, and a decrease of 22.3% from a gross profit of RMB283 million (33.5% of revenues), in the second quarter of 2007. The improvement in gross margin compared to the same period last year was primarily due to an increase in sales of higher-margin differentiated handset products. The decrease in gross margin from the previous quarter was mainly a result of the lower ASP. In addition, we had limited sales through the TV infomercial direct sales channel in the third quarter of 2007. Under this direct sales model that we test launched in the second quarter of 2007, we were able to charge a higher price for our products, but in return, we had to bear the airtime and logistics costs.
Selling and distribution (“S&D”) expenses were RMB7.5 million (US$1.0 million) in the third quarter of 2007, which was an increase from RMB1.0 million in the third quarter of 2006 and a decrease from RMB17.7 million in the second quarter of 2007. The significant increase in S&D expenses compared to last year was driven primarily by the higher sales volume and higher expenditures on advertising and promotional activities in 2007. The decrease of S&D expenses from the previous quarter arose mainly because of a decrease in the purchases of TV airtime as the Company reduced the direct sales of products to end-consumers through the TV infomercial channels.
General and administrative (“G&A”) expenses were RMB22.6 million (US$3.0 million) in the third quarter of 2007, an increase from RMB3.6 million in the third quarter of 2006 and RMB21.3 million in the second quarter of 2007. The year-over-year increases were primarily due to higher share-based compensation expenses, payroll-related expenses and office expenses. Share-based compensation expenses recorded in G&A were RMB12.8 million in the third quarter of 2007, while no such expenses were recorded in the third quarter of 2006. G&A expenses increased 6.3% from RMB21.3 million in the second quarter of 2007, primarily due to an increase in payroll-related expenses and professional fees, which were offset by a decrease in share-based compensation expenses. In the second quarter of 2007, share-based compensation expenses recorded in G&A totaled approximately RMB14.7 million.
Research and development (“R&D”) expenses were RMB4.3 million (US$0.6 million) in the third quarter of 2007, an increase of 63.2% from RMB2.6 million in the same period of 2006 and a decrease of 37.8% from RMB7.0 million in the second quarter of 2007. The decrease from the previous quarter was primarily because fewer raw materials relating to R&D activities were purchased as the Company continued to use materials purchased in the second quarter of 2007.
Amortization of intangible assets was RMB6.4 million (US$0.8 million) in the third quarter of 2007, an increase of 114% compared to RMB3.0 million in the third quarter of 2006 and flat compared with RMB6.4 million in the second quarter of 2007. The significantly higher amortization compared to the third quarter of 2006 was primarily due to the impact of push-down accounting related to the acquisition by Qiao Xing Universal Telephone Inc. of the remaining 20% interest in Qiao Xing Mobile on November 30, 2006.
Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, decreased to RMB13.6 million (US$1.8 million) in the third quarter of 2007 from RMB15.6 million in the previous quarter, primarily as a result of the appreciation of the RMB against the US$. No share-based compensation expenses were incurred in the third quarter of 2006.

Operating income was RMB179 million (US$23.9 million) in the third quarter of 2007, which was an increase of 26.6% from RMB141 million in the second quarter of 2006 and a decrease of 22.4% from RMB231 million in the second quarter of 2007.
Net income before extraordinary items was RMB133 million (US$17.8 million) in the third quarter of 2007, which was a 19.6% increase from the third quarter of 2006 and a 21.2% decrease from the second quarter of 2007. Basic and diluted EPS before extraordinary items for the third quarter of 2007 were both RMB2.54 (US$0.34).
Review and Outlook
“As we head into the end of this year and look forward to 2008, our ultra long standby series handsets continue to sell well and our overall business outlook remains very optimistic,” concluded Dr. David Li, CEO. “One of our newest and most unique phones, the W100 watch phone, which is sold at a retail price of RMB2,980, has created quite a buzz in the market and has been selling well so far. We are seeing interest coming in from all over the world, though we are only focused on our domestic market for now.
We have several new and fairly unique models in the pipeline that we plan to introduce in the coming months. The C7000A is a mobile phone that will be equipped with cardiograph. Users will be able to use it to perform a basic cardiograph, which they can send to doctors via MMS (Multimedia Messaging Service) through a GPRS network. Doctors will then be able to provide suggestions by sending a text message back to the mobile phone. If there is a big problem, doctors can call the patient back. With this phone, we are targeting the 60 million people in China who have heart problems, and we plan to launch it in December of this year.
We plan to release the C3100 at the end of November 2007. It is an ultra-long standby model that features a bright flashlight. Despite being a low-end model that will primarily target rural customers, we still expect to enjoy high margins given the uniqueness of the phone.
And we also plan to launch our C3600 model in early 2008. It is a mobile phone and push-to-talk walkie-talkie, where one side is a mobile phone and the other a walkie-talkie.
We are also developing an all new luxury series of handsets in an effort to further raise our brand image in our local market. The handsets will offer discerning consumers in China a high-end mobile phone that features top-of-the-line components and materials, including jewels, leather and stainless steel. We plan to release the first model in this series towards the end of the first quarter of 2008.
And lastly, we recently set up a new subsidiary that will focus on partnering with the mobile operators in China and other overseas markets to bundle our phones with their services. We have already staffed this subsidiary with a group of highly experienced people from the industry and we have high hopes that this will provide another outlet for future growth at our company.
We are continuing to develop unique and creative handset models that target specific segments of the Chinese market. We have a long track record of successful new handset introductions and I believe that with our innovative development team and extensive distribution network, we will be able to continue to grow our business profitably in the coming quarters and years.”
Conference Call Information
Qiao Xing Mobile will host a conference call and live webcast to discuss the results on Friday, November 16, 2007 at 8am US Eastern Time, which corresponds to November 16 2007 at 9pm Beijing/Hong Kong time.

To participate in the live call, please dial:
—	U.S.: 1-877-847-0047

—	HK and International: +852-3006-8101

—	China dial-in Number: 400-811-5252
Passcode: QXMCALL
A live and archived webcast of the conference call will be available at www.qxmc.com.
A telephone replay of the call will be available after the conclusion of the conference call through 11:00am Eastern Time on 23 November, 2007. The dial-in details for the replay are as follows:
—	International dial-in number 1-877-847-0047
Access Code: 662590
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www. qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of November 16, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@qxmc.com

Qiao Xing Mobile Communication Co., Ltd.
Condensed Consolidated Balance Sheets
(Amounts in RMB thousands)

	As of
	December 31,	September 30,
	2006	2007
	(Audited)	(Unaudited)

Assets

Cash	762,086	2,083,918
Restricted cash	119,302	107,231
Bills receivable	9,910	67,748
Accounts receivable, net	564,618	790,696
Inventories	163,833	219,391
Prepayments	268,084	258,264
Other current assets	2,117	23,505
Deferred income tax assets	3,960	5,253

Total current assets	1,893,910	3,556,006

Property, machinery and equipment, net	190,511	177,914
Non-current prepayments	38,106	36,307
Other equity investments	7,803	7,803
Goodwill	112,814	112,814
Other intangible assets, net	93,008	67,077

Total assets	2,336,152	3,957,921

Liabilities, minority interests and shareholders’ equity

Short-term bank loans	385,812	809,662
Bills payable	216,978	203,501
Accounts payable	165,326	195,533
Receipts in advance	15,389	6,403
Other payables	18,788	6,159
Accrued liabilities	35,360	39,136
Deposits received	1,510	1,510
Amounts due to related parties	345,122	45,366
Income taxes payable	22,943	46,273

Total current liabilities	1,207,228	1,353,543

Deferred income tax liabilities	11,740	6,400

Total liabilities	1,218,968	1,359,943

Minority interests	76,896	70,356

Shareholders’ equity	1,040,288	2,527,622

Total liabilities, minority interests and shareholders’ equity	2,336,152	3,957,921

Qiao Xing Mobile Communication Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
(Amounts in RMB thousands, except share and per share data)

			Three months ended
				June 30,
	Note		September 30, 2006	2007	September 30, 2007

Revenues			648,388	844,146	831,744
Cost of goods sold			(497,015)	(561,290)	(612,101)

Gross profit			151,373	282,856	219,643
Selling and distribution expenses			(973)	(17,700)	(7,514)
General and administrative expenses			(3,562)	(21,261)	(22,604)
Research and development expenses			(2,649)	(6,951)	(4,322)
Amortization of intangible assets			(2,970)	(6,350)	(6,350)

Operating income			141,219	230,594	178,853
Foreign exchange gain (loss), net			3,198	(7,181)	(3,420)
Interest income			1,259	5,064	5,032
Interest expense			(5,643)	(10,448)	(13,000)
Other income, net			(181)	113	208

Income before income tax expense, minority interests and extraordinary item			139,852	218,142	167,673
Income tax expense			(19,128)	(35,323)	(28,711)

Income before minority interests and extraordinary item			120,724	182,819	138,962
Minority interests			(9,157)	(13,489)	(5,579)

Income before extraordinary item			111,567	169,330	133,383
Extraordinary item — gain on acquisition of additional equity interest in CECT			17,796	28,689	—

Net income			129,363	198,019	133,383

Basic and diluted earnings per share	(a	)
— Before extraordinary item			2.79	3.53	2.54
— Extraordinary item			0.44	0.60	—

— After extraordinary item			3.23	4.13	2.54

Weighted average number of shares outstanding
— Basic and diluted	(a	)	40,000,000	47,967,000	52,500,000

Note:

(a)	Basic and diluted earnings per share data reflects on a retroactive basis a 40-for-one share split that became effective on April 13, 2007.